Exhibit 1.01

Conflict Minerals Report of ADTRAN, Inc.

Company Overview

ADTRAN, Inc. (NASDAQ: ADTN) is a leading global provider of networking and communications equipment. Our solutions enable voice, data, video and Internet communications across a variety of network infrastructures. These solutions are deployed by some of the world’s largest service providers, distributed enterprises and small and medium-sized businesses, public and private enterprises, and millions of individual users worldwide. This Conflict Minerals Report for calendar year 2016 is published in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release.

Describe supply chain, facilities used to process conflict minerals, country or origin

We procure the parts and components that we use to assemble our products from a large number of suppliers through a worldwide sourcing program. In addition, we manage a process that identifies the components that are best purchased directly by contract manufacturers for use in the assembly of our products to achieve manufacturing efficiency, quality and cost objectives. Certain key components used in our products are currently available from only a single source, and other key components are available from a limited number of sources.

We typically manufacture our lower-volume, higher-mix product assemblies at our manufacturing site in Huntsville, Alabama. We continue to build and test new product prototypes and many of our initial production units for our products in Huntsville, and later transfer the production of high-volume, low-mix assemblies to our subcontractors.

Reasonable Country of Origin (RCOI) Inquiry

Our Conflict Minerals Program is designed to conduct a RCOI inquiry regarding the conflict minerals (tantalum, tin, tungsten and gold or “3TG”) that are used in the parts and components that we procure as well as the smelters and refiners used to provide those minerals. In accordance with SEC 13p-1, our RCOI process was designed to include 100% of the components and materials for which conflict minerals are necessary to the functionality or production of a product manufactured by ADTRAN in calendar year 2016.

The affected suppliers and original manufacturers were contacted, provided with ADTRAN’s Conflict Minerals Policy, and requested to provide conflict minerals data in the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (EICC-GeSI or EICC) Conflict Minerals Reporting Template (CMRT). A total of 607 affected suppliers and original manufacturers were contacted. ADTRAN received responses from 232 affected suppliers with some conflict minerals data. This response level accounted for 92.42% of ADTRAN’s total annual spend in the parts and components that we procure, a 3% increase over the prior year. After receiving all CMRT’s, we utilized the Conflict-Free Sourcing Initiative (CFSI) Conflict-Free Smelter List to validate all smelters.

Design of Due Diligence

Our due diligence process has been designed to conform, in all material respects, with the framework in the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. The OECD Guidelines outline the reasonable practices used to identify the sources of conflict material. As ADTRAN does not source conflict minerals directly from smelters or refiners, our process leverages the CMRT.

Step 1: Establish Strong Company Management Systems

Each of our suppliers and original manufacturers of the components and materials for which conflict minerals are necessary to the functionality or production of a product manufactured by ADTRAN in calendar year 2016 is required to adhere to our Conflict Minerals Policy, which is available on our website at www.adtran.com under the links “Corporate Overview – Quality Policy – Conflict Minerals Policy.” In it, we outline our expectations for our suppliers, which include:

•	Adopting a conflict minerals policy to reasonably ensure that 3TG used in the products that they manufacture are conflict free;

•	Establishing their Conflict Mineral Status via the timely completion of the EiCC-GeSI CMRT;

•	Establishing their own Conflict Free Due Diligence Program to ensure that their supply chain is conflict free, including passing down EICC-GeSI CMRT to their suppliers; and

•	Ensuring that parts and products provided to ADTRAN originated from certified CFSI as validated by the EICC Conflict Free Smelter Program (CFSP).

We have an internal team tasked with supporting supply chain due diligence. We have adopted the EICC-GeSI CFSP for upstream due diligence. All responses from suppliers and source smelters are recorded and stored. We have implemented a reasonable country of origin process utilizing the CFSI Smelter/Refiner List to validate our smelters and refiners. Conflict minerals compliance is included in new commercial contracts and written agreements.

Step 2: Identify and Assess Risk in the Supply Chain

Our program identifies and assesses risk in the supply chain by first identifying those suppliers that provide components and materials that use conflict minerals. We then require each applicable supplier to complete and return an EICC template submission, where it is measured against three key criteria:

•	The Supplier’s Declaration Scope;

•	The Supplier’s Conflict Mineral Program Status; and

•	The Supplier’s known smelter and/or refiners list.

The Supplier’s Declaration Scope requires the supplier to declare the use of conflict minerals in the production of the components and materials that ADTRAN sources from that supplier to manufacture its products in calendar year 2016. It requires responses to the following questions:

•	Is the conflict metal intentionally added to your product?

•	Is the conflict metal necessary to the production of your company’s products and contained in the finished product that your company manufactures or contracts to manufacture?

•	Does any of the smelters in your supply chain source the 3TG from the covered countries?

•	Does 100 percent of the conflict metal (necessary to the functionality or production of your products) originate from recycled or scrap sources?

•	Have you received conflict metals data/information for each metal from all relevant suppliers of 3TG?

•	For each conflict metal, have you identified all of the smelters your company and its suppliers use to supply the products included within the declaration scope indicated above?

•	Has all applicable smelter information received by your company been reported in this declaration?

The answers to these questions allow ADTRAN to evaluate the use of conflict minerals in the supplier’s components and materials, whether those materials originated from the Democratic Republic of the Congo (DRC) region, and whether the supplier has evaluated its upstream suppliers of conflict minerals and established the smelter or refiner responsible for conflict materials. In addition, all suppliers are required to provide a complete list (by name) of the smelters that are used.

The Supplier’s Conflict Mineral Program Status requires the supplier to declare the maturity of their conflict minerals program, which allows ADTRAN to determine with a reasonable certainty the accuracy (or risk) of the Supplier’s Declaration Scope. It requires responses to the following questions:

•	Do you have a policy in place that addresses conflict minerals sourcing?

•	Is your conflict minerals sourcing policy publically available on your website?

•	Do you require your direct suppliers to be DRC conflict-free?

•	Do you require your direct suppliers to source from smelters whose due diligence practices have been validated by an independent third party audit program?

•	Have you implemented due diligence measures for conflict-free sourcing?

•	Do you collect conflict minerals due diligence information from your suppliers that is in conformance with the IPC-1755 Conflict Minerals Data Exchange standard [e.g., the CFSI CMRT]?

•	Do you request smelter names from your suppliers?

•	Do you review due diligence information received from your suppliers against your company’s expectations?

•	Does your process include corrective action management?

•	Are you subject to the SEC Conflict Minerals disclosure rule?

These answers enable ADTRAN to evaluate the risk associated with the supplier’s declaration and whether a reasonable determination can be made on the conflict status of that component or material. If a supplier has a mature conflict mineral program with upstream due diligence and CFSI smelters identified, the risk associated with their declaration is low. However, if a supplier has an immature or non-existent conflict mineral program and cannot provide upstream due diligence, the risk associated with their declaration is high, requiring corrective actions to enable a reasonable determination of conflict mineral status.

The supplier’s known smelter and/or refiner disclosure requires the supplier to provide all known smelters and refiners that are currently utilized in the manufacturing of their products. This allows ADTRAN to determine with a reasonable certainty any risks in regards to sourcing of minerals from the DRC region. ADTRAN utilizes the most current CFSI Conflict-Free Smelter Lists to validate active smelters.

All EiCC-GeSI CMRTs received from our suppliers and manufacturers for the 2016 reporting year are archived in an internal database.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

Our program provides regular updates of the supply chain conflict mineral status to designated senior management. All suppliers that provide smelters or refiners that are not classified as certified Conflict Free are classified as having actual or potential risk.

Suppliers are evaluated based on their answers to the EiCC-GeSI CMRT as well as their provided smelters and refiners. A cumulative risk score is derived based on their provided responses that quantify the conflict minerals risk associated with a particular supplier. Corrective actions are identified as applicable and suppliers are required to resubmit the EiCC-GeSI CMRT for future evaluation until all smelters and refiners utilized by the supplier are certified Conflict Free. For those suppliers that have provided smelters or refiners that are not certified Conflict Free, the conflict minerals team continually assesses the risk level associated with each supplier and reports those findings to management. Recommendations are made to management to either:

•	Continue trading through the course of measurable risk mitigation efforts;

•	Temporarily suspend trading while pursuing ongoing measurable risk mitigation; or

•	Disengage with a supplier in cases where mitigation appears not feasible or unacceptable.

ADTRAN’s goal is to manage risks that do not require the termination of the relationship with a supplier through measurable risk mitigation. We provide educational references and materials on conflict minerals compliance to our suppliers to assist them with better understanding the principles on building a conflict minerals program and managing their risk with upstream suppliers.

Step 4: Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Our program was not subject to an independent private sector audit as allowed under Rule 13p-1.

Step 5: Report on Supply Chain Due Diligence

As a result of the due diligence measures described above, ADTRAN has determined that substantially all of the products described above in the “Company Overview” contain conflict minerals. In addition to our RCOI due diligence described above, we have conducted further diligence with our suppliers who have identified smelters and refiners that may have processed necessary conflict minerals as reflected in the table below. Due to our positon in the supply chain, we rely on our suppliers for accurate smelter and refiner information and consequently, our due diligence measures do not provide absolute certainty regarding the source of the necessary conflict minerals contained in the scope of products we manufacture.

With respect to 2017, we anticipate implementing additional steps to improve the information gathered from our due diligence. These steps include:

•	Increasing the response rate of suppliers’ smelter surveys;

•	Engaging with suppliers and directing them to training; and

•	Increasing the country of origin identification for known smelters/refiners.

The following table summarizes the identified smelters and refiners that may have processed necessary conflict minerals:

	Country of Origin			Smelter/Refiner Status
Conflict Mineral	Non-DRC Region Sourced	DRC Region Sourced	Sourcing Not Disclosed	Active	Other
Gold	86	1	112	143	56
Tantalum	40	0	17	46	11
Tin	61	1	114	139	37
Tungsten	31	0	29	39	21

We note the following in connection with the information contained in the foregoing table:

1.	The smelters and refiners reflected in the table were identified by the suppliers to us as potentially being part of our 2016 supply chain. However, not all of the included smelters and refiners are believed by us to have processed the necessary conflict minerals contained in the products that we manufactured. Many of the suppliers report to us at a “company level” the conflict minerals contained in all of their products, not just those in the products that they sold to us. Some suppliers also may have reported to us smelters and refiners that were not in our supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. In addition, the smelters and refiners reflected above may not be all of the smelters and refiners in our supply chain, since some suppliers were unable to identify all of the smelters and refiners used to process the necessary conflict minerals content contained in the products that we manufactured and not all of the suppliers responded to our inquiries.

2.	All compliance status information in the table is as of May 8, 2017.

3.	“Active” means that the smelter or refiner was listed as an active smelter through CFSP.

4.	A smelter or refiner is listed as “Other” if it was not active.

5.	“DRC Region Sourced” means the DRC and its adjoining countries. Origin information was derived from information made available through the CFSP. According to this information, some of the compliant smelters and refiners may have sourced from both within the DRC Region and from outside the DRC Region. For these smelters and refiners, we were not able to determine the country of origin of the conflict minerals specific to our products. Therefore, not all of the country of origin information reflected in the table may apply to the necessary conflict minerals contained in the products that we manufactured. If a smelter or refiner sourced from multiple sources, it is included in the table under each applicable category.

6.	A smelter or refiner is indicated as “Sourcing Not Disclosed” if the country of origin of the conflict minerals processed by the smelter or refiner was not disclosed by the certifying party.

7.	The smelter/refiner status and origin reflected in the table is based solely on information made available by the CFSP.

Additional Risk Factors

The statements above are based on the RCOI process and due diligence performed in good faith by ADTRAN. These statements are based on the infrastructure and information available at the time. A number of factors could introduce errors or otherwise affect our conflict declaration. These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors or omissions by suppliers, errors or omissions by smelters, gaps in supplier education and knowledge, and not all instances of conflict minerals necessary to the functionality or production of a product manufactured by ADTRAN in calendar year 2016 are known.